October 14, 2010

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561

Attn:  H. Christopher Owings, Assistant Director
           Division of Corporate Finance

Re:          Cadiz Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 15, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 27, 2010
File No. 0-12114

Dear Mr. Owings:

On behalf of Cadiz Inc. (the "Company") and in response to the comments of the staff ("Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter dated September 30, 2010 (the "Comment Letter") I respectfully submit this letter containing the Company's responses to the Comment Letter.

The Company's responses to the Comment Letter correspond to the numbered comments in the Comment Letter.

The Company confirms that it will comply with the comments set forth in the Comment Letter to the extent applicable.  Where appropriate, this letter provides the form of revisions which the Company proposes to make to future filings in order to comply with such comments.

Form 10-K for the Year Ended December 31, 2009

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

1.
Staff Comment – We believe that your overview could be enhanced to provide a balanced, executive level discussion through the eyes of management that identifies the most important matters upon which management focus in evaluating financial conditions and results of operations and provides a context for the discussion and analysis of your financial statements.  It should also serve to inform readers about how you earn revenue and income and generate cash and provide insight into material opportunities, challenges and risks as well as actions you are taking to address those material opportunities, challenges and risks.  Therefore, in future filings please give consideration to providing:

●
An identification and discussion of key variables and other quantitative and qualitative factors necessary for an understanding and evaluation of your business and a discussion of management’s view of the implications and significance of the information; and

●
A discussion and analysis of material uncertainties and known trends that would cause reported financial information not to be necessarily indicative of future operating performance or financial condition to promote an understanding of the quality and potential variability of your earnings and cash flows.

An example of where you could elaborate is how you specifically plan to earn revenues beyond the sale of agricultural crops grown on the land that you own.  We note the use of the phrase “asset development programs” on pages 9 and 23, but it is unclear what specifically those asset development programs are.  It also appears that your revenues from agricultural crops are in decline; however, it is not clear why or whether you expect this trend to continue.  See Item 303 of Regulation S-K.

Company Response

Our future filings will reflect this comment. In doing so, we will clarify the nature of our “asset development programs”, which include those activities that would be expected to increase the value of our underlying landholdings, including the Cadiz Water Conservation and Storage Project (the “Water Project”), agricultural development, and other real estate development activity.  At present, the development efforts of the Company are focused primarily on the Water Project.  We intend to expand our discussion within the overview of the factors which drive the economics of the Water Project on both the cost and revenue sides, and the various factors that may impact those economics, all as seen by management at the time of the filing.

We will also discuss trends, to the extent relevant, in our operating performance.  As disclosed by the Company in our prior filings, we have not received significant revenues from our water resource and real estate development activity to date.  Limited revenues have been received from agricultural crops.  In recent periods, our agricultural revenues have declined largely due to the removal of 640 acres of vineyard that reached the end of their commercial life during the years 2004 through 2007.  We have begun to replace this acreage through a lease agreement with a third party to plant up to 500 acres of lemon orchards, with 40 acres planted in 2010.  We intend to clarify in our disclosure that even though the Company’s current revenues consist principally of revenues from agricultural crops, such revenues are not large and the Company believes that such revenues are unlikely to be material to the Company’s overall results of operations once the Company begins to receive significant revenues from its water resource and real estate development activity.  For this reason, the Company does not believe that the Company’s overview should place an undue emphasis on the agricultural component of its operations.

2.
Staff Comment – In an appropriate place in your disclosure, discuss your material commitments for capital expenditures, if any, and the source of funds needed to fulfill such commitments.  See Item 303(a)(2)(i) of Regulation S-K.

Company Response

Our future filings will reflect this comment.  As previously disclosed by us under “Long Term Outlook”, our future capital expenditures will depend primarily on the progress of the Water Project.  At its current stage, the Water Project has not required the Company to incur material commitments for capital expenditures.  The disclosure which we will provide in future filings will necessarily depend on the status of the Company’s development projects at the time of the filings, as our sources and uses of capital will vary from time to time based on the status of such projects.

Water Resource Program, page 15

3.
Staff Comment – Please revise to elaborate upon the steps and potential financing needed to proceed with the Cadiz Project.  In this regard, we note that you outline the elements of the project at the top of page 16; however, those elements were applicable when you were pursuing this project jointly with the Metropolitan Water District.  Now that you are proceeding without the Metropolitan Water District, clarify whether the same elements are applicable to the project and at what stage you are.  We note that you have entered into a new right-of-way arrangement, a Green Compact and certain cost-sharing agreements, however, it is not clear what additional steps must be taken or if you intend seek a new partner for a design-build arrangement.

Company Response

Our future filings will reflect this comment.  In particular, inasmuch as the Company is no longer pursuing the Water Project jointly with the Metropolitan Water District, the Company will describe in future filings the elements it expects to be applicable to the Water Project, as envisaged at the time such filings are made.  We expect that, whichever agency or agencies the Water Project may proceed with, these elements will continue to include those outlined on the top of page 16; namely, (1) environmental permits; (2) a pipeline right of way from the Colorado River Aqueduct to the Water Project area; (3) a storage or supply agreement with one or more public water agencies or private water utilities; and (4) construction and working capital financing.  Our filings will update the status of our activities with respect to these elements, as applicable.  To the extent that the Company has entered into specific arrangements or agreements relevant to the Water Project, such as the right-of-way arrangement, the Green Compact and the cost-sharing arrangements, we will indicate with greater specificity the Water Project elements to which such arrangements or agreements relate and how they advance the Company’s ability to proceed with the Water Project.

Agricultural Development, page 17

4.
Staff Comment – Clarify how you earn the revenues applicable to the agricultural development of this land, considering this appears to be your only source of revenues at this time.  For example, state whether you produce the crops and earn revenues from the sale of such crops and, if so, who are your customers.  Alternatively, if you have leased the land to third party(ies) to develop the crops, clarify whether you earn revenues from the lease.

Company Response

Our future filings will reflect this comment.

Currently, our agricultural revenues are derived from two main crops – raisins from our vineyard and lemons from our lemon orchard.  With regard to the vineyard, the Company incurs all of the costs necessary to produce and harvest its crop, which consists of organic dried on the vine raisins.  These raisins are then sold in bulk to a raisin processing facility.  With regard to the lemon orchard, the Company incurs all of the costs necessary to produce its crop.  Once harvested, the lemons are then shipped in bulk to a packing and sales facility.    The Company has also entered into a lease agreement for the development of additional lemon orchards by a third party, from which we expect to receive lease income once the orchards reach commercial production through a profit sharing agreement within the lease.

Liquidity and Capital Resources, page 21

Certain Known Contractual Obligations, page 25

5.
Staff Comment – Please provide more detail regarding the “potential obligation to pay an amount of up to 1% of the net present value of the Cadiz Project in consideration of certain legal and advisory services to be provided to [you],” including the identity of the provider and the specific types of legal and advisory services to be provided.

Company Response

This potential obligation arises under an agreement with the law firm of Brownstein Hyatt Farber and Schreck, which has been engaged to provide legal and consulting services to the Company.  The primary services being provided by Brownstein Hyatt Farber and Schreck are advising and assisting the Company in its efforts to negotiate agreements with public and private entities seeking to participate in the Water Project.

Item 15.  Exhibits, Financial Statement Schedules, page 29

6.
Staff Comment – It appears that certain of the schedules and exhibits related to your credit agreement have not been filed on EDGAR.  For example, we do not see certain schedules and/or exhibits to Exhibit 10.5, the June 26, 2006 credit agreement.  Please refile this agreement, including all related schedules and exhibits, in your next periodic report.  We note that while Item 601(b)(2) of Regulation S-K permits you to omit schedules (or similar attachments) if they do not contain information which is material to an investment decision or which is already disclosed in the agreement or disclosure document, there is not a similar provision in Item 601(b)(4) or Item 601(b)(10) of Regulation S-K.

Company Response

We respectfully submit that the Company has already complied with the requirement that all of the schedules and exhibits to the Company’s June 26, 2006 Credit Agreement be filed via EDGAR.

This Credit Agreement was filed via EDGAR as Exhibit 10.1 to the Form S-3 filed by the Company on July 28, 2006.  A list of all of the schedules and exhibits to this Agreement can be found in the Agreement immediately following the table of contents.  We have reviewed this filing and note that all five of the schedules and all nine of the exhibits which appear in this list are, in fact, contained within this EDGAR filing.  These schedules and exhibits appear in sequence immediately following the signature page of the Agreement.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 15

7.
Staff Comment – We note that you have not included any disclosure in response to Item 402(a) of Regulation S-K regarding your compensation policies and practices as they relate to risk management.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Company Response

We respectfully submit that pursuant to Item 402(s) of Regulation S-K, disclosure of compensation policies and practices as they relate to risk management must be disclosed only if such policies are “likely to have a material adverse effect on the registrant.”  In preparing its most recent proxy filing, the Company made the determination that no such material adverse effect is likely, and for this reason no such disclosure appears in this filing.

In order to make this determination the Company, through its Compensation Committee, reviewed both Item 402(s) and the SEC’s Release No. 33-9089 pursuant to which this Item was adopted.  This review included a review of the purposes of the disclosure which could be required pursuant to this Item, and the examples provided in the Release of situations where disclosure under this Item might be appropriate.

Following this review, the Committee determined that the Company’s policies and practices as they relate to risk management are not likely to have a material adverse effect.  This conclusion was based primarily upon the fact that, as disclosed under Compensation Philosophy on page 15 of the proxy filing, the Company’s compensation program emphasizes long-term incentives in order to most closely match the financial interest of our executive officers and management with those of our stockholders.  Further, the Company takes a consistent approach with respect to all of its executive officers, and does not have different incentive structures that relate to different components of the Company’s business.  As a result, the Company believes that its compensation practices are consistent with the Company’s overall risk and reward structure, and do not encourage undue risk.

Item 402(s) of Regulation S-K does not require that any disclosure be made in cases where a reporting company determines that no material adverse effect is likely to result from its compensation policies and practices.  For this reason, assuming that the Company’s determination does not change in the future, we respectfully submit that the Company does not believe that it is necessary to add additional disclosure to future filings discussing the basis for its determination.

Elements of Compensation, page 15

8.	Staff Comment – Please describe with greater specificity “Mr. Brackpool’s ongoing role in the development of [your] properties.”

Company Response

Our future filings will describe Mr. Brackpool’s ongoing role with greater specificity.  Mr. Brackpool is Chief Executive Officer of the Company and as such is charged with the overall responsibility for the Company’s performance.  Per the terms of Mr. Brackpool’s Amended and Restated Employment Agreement, his duties and responsibilities relate, generally, to those ordinarily performed by the chief executive officer of a publicly traded corporation.

The Company has far fewer employees than is typical of a public company.  Mr. Brackpool therefore takes an active, “hands-on” role in discharging his duties with respect to the Company’s development activities.

Insofar as the development of the Company’s properties is concerned, we propose that in future filings, the disclosure concerning Mr. Brackpool’s role be expanded substantially as follows:

“The Compensation Committee has taken Mr. Brackpool’s ongoing role in the development of our properties into consideration in entering into an amended and restated employment agreement with Mr. Brackpool effective May 22, 2009.  In particular, the Compensation Committee took into consideration that Mr. Brackpool, as Chief Executive Officer, has primary responsibility for, among other things, overseeing the development of the Water Project; identifying sources of financing for the Company’s working capital needs and for the Water Project, and negotiating the terms of such financings; and identifying additional development opportunities (e.g. renewable energy) and leading the Company’s efforts to pursue such additional development opportunities.”

9.
Staff Comment – We note that you granted Messrs. Brackpool, Stoddard and Shaheen additional restricted shares of common stock and/or options to purchase common stock in January 2010.  We presume that these grants reflect changes to their respective compensatory arrangements for the 2010 fiscal year, however, please state as much and explain why the compensation committee determined to make such grants.

Company Response

We respectfully disagree that the January 2010 equity grants to Messrs. Brackpool, Stoddard and Shaheen reflected changes to their respective compensatory arrangements for the 2010 fiscal year.  To the contrary, such grants (although not the specific form or amounts) were contemplated under the agreements entered into by Messrs. Brackpool and Shaheen in May 2009, as well as under the Company’s existing agreement with Mr. Stoddard.  As noted on pages 15 and 16 of the proxy filing, the agreements with Messrs. Brackpool and Shaheen specifically provided, among other things, for their respective participation in a Long Term Transaction Incentive Plan.  Similarly, Mr. Stoddard’s agreement with the Company provides for his participation in equity based compensation plans for senior management.  As a practical matter, however, the Company did not have the means to make the equity grants contemplated under these agreements during 2009.  As noted on page 17 of the proxy filing, by mid-2009 no shares remained available for issuance under the Company’s then existing equity incentive plan.  As further disclosed on page 17, in order to continue to utilize equity incentive awards as the Company’s primary form of incentive compensation (including grants to Messrs. Brackpool, Shaheen and Stoddard as contemplated by their respective agreements with the Company), the Company submitted a new equity incentive plan (the Company’s 2009 Equity Incentive Plan) to its stockholders for approval at the Company’s Annual Meeting held on December 14, 2009.  The restricted stock and option grants were then made to Messrs. Brackpool, Shaheen and Stoddard in January 2010 at the first scheduled meeting of the Company’s Board and Compensation Committee held following this Annual Meeting.  These grants were made pursuant to the Company’s compensation philosophy, as discussed on page 15 of the proxy filing, pursuant to which the Company emphasizes long-term incentives through the implementation of incentive programs, such as the 2009 Equity Incentive Plan, which link executive compensation to share price appreciation and corporate performance.

To clarify this point, we propose that in future filings, the disclosure appearing on page 17 of the proxy filing concerning grants made in 2010 under the 2009 Equity Incentive Plan be modified to include substantially the following:  “In January 2010, the Company granted 115,000 restricted shares of common stock and options to purchase 387,500 shares of common stock  to employees and consultants under the 2009 Incentive Plan.  These grants consisted of the grant of 85,000 and 30,000 restricted shares of common stock to Messrs. Brackpool and Shaheen, respectively, as well as the grant of 200,000, 100,000 and 50,000 stock options at an exercise price of $11.50 per share to Messrs. Brackpool, Shaheen and Stoddard, respectively, consistent with the terms of the agreements pursuant to which these executives provide services to the Company and which contemplate that such executives will participate in the Company’s long term incentive plans.”

Performance-Based Cash Awards, page 16

10.
Staff Comment – We note that no performance-based cash awards have been granted in the past three years.  Please discuss the bases for the compensation committee’s grant of performance-based cash awards when such awards are made, with a view to explaining why you are not utilizing this form of compensation now but have instead determined to offer exclusively long-term incentives.  See Item 402(b)(2)(vii) of Regulation S-K.

Company Response

We respectfully submit that the disclosure under the caption “Performance-Based Cash Awards” on page 16 of the proxy filing accurately states the position of the Compensation Committee with respect to the grant of such awards.  In particular, the Compensation Committee believes it useful to have the ability to grant performance based cash awards from time to time, although the Committee relies primarily on equity based awards to reward executive performance.  Inasmuch as the making of cash awards is discretionary on the part of the Committee, the bases for making such cash awards, if and when made, will be determined from time to time by the Committee with consideration given to the business operations and plans of the Company as they may exist at the time of grant.  In light of the foregoing, we believe that it is not possible to describe with specificity today what the basis for such grants in the future may be.

Should circumstances change, our future filings will reflect this comment as applicable.

As noted, no performance-based cash awards have been granted in the past three years.  As disclosed on a continuing basis by the Company in its previous public filings (see, e.g. “Results of Operations” on page 17 of the Company’s most recent 10-K filing), the Company has not received significant revenues from its water resource and real estate development activities to date.  As a result, the current use by the Company of equity based awards rather than cash based awards allows the Company to better preserve its existing cash resources.  In addition, until such time as the Company has a significant recurring revenue stream, cash based performance measures will not correlate well with the nature of the Company’s current development activities, making long term equity based grants a more meaningful and more easily measurable form of incentive compensation.

Long Term Incentives, page 16

11.
Staff Comment – Please discuss the bases for the compensation committee’s grant of “milestone-based project participation or equity awards,” including the standards that the compensation committee uses to determine past performance and award future performance.  See Item 402(b)(2)(vii) of Regulation S-K.

Company Response

The Milestone-Based Deferred Stock described on page 17 of the proxy filing was issued pursuant to the Company’s 2007 Incentive Plan, which was approved by the Company’s stockholders at the Company’s Annual Meeting held on June 15, 2007.  The proposed issuance of both the 800,000 shares of Milestone-Based Deferred Stock granted by the Company to Messrs. Brackpool and Stoddard under the 2007 Incentive Plan (but which never vested as a result of failure to achieve the specified milestones), as well as the 150,000 shares of Time-Based Deferred Stock ultimately issued to Mr. Stoddard under the 2007 Incentive Plan, were disclosed in the proxy statement filed by the Company in connection with this Annual Meeting.

This 2007 proxy statement included the following disclosure relating to the equity grants made under the 2007 Incentive Plan:

“In approving the adoption of the 2007 Incentive Plan, the Board believed that, given the nature of our company's business, increases over time in our company's trading price are the most reliable indicator of the company's progress in meeting its overall business goals. In particular, the Board believed that the increase over our stock's then current trading price which would be necessary for these trading price conditions to be met would be evidence both of progress towards the satisfaction of our development goals and of the contribution made to such progress by the efforts of Mr. Brackpool and Mr. Stoddard.

An additional 150,000 shares have been allocated to Mr. Stoddard as deferred stock, vesting over a three year period subject to Mr. Stoddard's continued relationship with us as an employee, consultant or independent contractor.

The number of shares allocated to Mr. Brackpool and Mr. Stoddard under the 2007 Incentive Plan were, as with their base salary, determined largely by negotiations between the parties. In determining these amounts, weight was given to our general philosophy of making equity based awards our primary form of incentive compensation, to the passage of time subsequent to the adoption of our 2003 Incentive Plan, and to the long range nature of the plan. Consistent with our past practice, we do not expect to implement equity incentive programs on an annual basis.”

Historically, the standards used by the Committee to determine past performance and reward future performance with respect to milestone-based deferred stock (i.e. the grants made under the 2007 Incentive Plan) were based upon the trading price of the Company’s common stock, as the Company does not believe that its current results of operations provide meaningful measures of the performance of its executives.  Inasmuch as the nature of the operations of the Company may shift significantly following approval and implementation of its development projects, the use of milestone-based deferred stock as a form of equity grant may or may not be appropriate for future use.  The terms of future grants of milestone-based deferred stock, if made, will be developed based on then existing facts and circumstances.

12.
Staff Comment – Please also explain why you ceased granting “Milestone-Based Deferred Stock” in 2007, started granting “Time-Based Deferred Stock” in 2008, granted unrestricted stock in 2009 and granted restricted stock and stock options in 2010, with a view to explaining why you have chosen different forms of this type of award.  See Item 402(b)(2)(viii) of Regulation S-K.

Company Response

As noted in response to comment #11 above, both Milestone-Based Deferred Stock and Time-Based Deferred Stock were granted by the Company in 2007 under the 2007 Incentive Plan.  It was not the case that the Company started granting Time-Based Deferred Stock after it ceased granting Milestone-Based Deferred Stock; rather, both forms of equity grants were made on a concurrent basis in 2007, even though the first vesting date for the Time-Based Deferred Stock did not occur until 2008.

The use by the Company of milestone-based deferred stock was a one-time event and had not been used before, nor has it been used since, by the Company.  As also noted in response to comment #11 above, the milestone based grants made in 2007 never vested as a result of failure to achieve the specified milestones, and effectively expired in 2009 without the issuance of any shares thereunder.  At present, the Compensation Committee believes that the progress of the Company’s development activities are subject to so many variables that it is difficult to create specific milestones that are adequately linked to an executive’s performance.  At present, therefore, the Committee has chosen to utilize equity instruments, such as restricted stock and options, which satisfy the Committee’s goal of linking executive compensation to share price appreciation over the longer term.  Restricted stock and option grants were made in 2010 under the 2009 Incentive Plan in furtherance of this goal.

The grants of unrestricted stock in 2009 were not, unlike the 2007 and 2010 equity grants, part of the Company’s general long-term incentive compensation program.  Instead, these grants were made to Messrs. Brackpool and Shaheen specifically in connection with, and as an additional inducement to, the execution by those executives of employment agreements with the Company.  As such, these grants fulfilled a different business purpose, and therefore took a different form, than the 2007 and 2010 grants.

Severance and Change in Control Provisions, page 17

13.
Staff Comment – With respect to the potential payments upon termination and change of control, please discuss and analyze how the amounts payable were negotiated and how and why the company agreed to the specified amounts.

Company Response

The amounts payable upon termination and change of control were determined largely by negotiations between the parties as one of many elements of a larger negotiation involving the particular executive’s employment or consulting agreement with the Company.  As noted on page 17 of the proxy filing, the termination and change of control provisions were designed to be competitive in the marketplace.  In addition, the Company took into consideration similar termination and change of control arrangements previously entered into with its executives.  Disclosure in our future filings will be expanded in accordance with the foregoing.

Executive Compensation, page 19

Outstanding Equity Awards at Fiscal Year End, page 21

14.
Staff Comment – We note that you disclose that you granted 100,000 options to purchase common stock to each of Messrs. Brackpool and Stoddard and yet these awards have not been disclosed in the summary compensation table nor have they been discussed in the summaries of the compensation you have awarded to such individuals on pages 15 and 16.  Please revise or advise.

Company Response

The 100,000 options for each of Messrs. Brackpool and Stoddard that are disclosed in the Outstanding Equity Awards Table were granted to them by the Company in 2005 under the Company’s then existing Management Incentive Plan.  The grant of these options was disclosed by the Company in its next proxy filing in 2006.  Because these options were granted in 2005, they were not included in the Summary Compensation Table, which is required to include compensation only for the years ended December 31, 2007, 2008 and 2009.  Further, inasmuch as the options were granted in 2005 under an incentive plan that is no longer in use, it is the Company’s view that these options are no longer a factor in determining the manner in which the Company is currently compensating these executives.  The Company respectfully submits, therefore, that a discussion of the existence of such options in the compensation summaries would not aid in an understanding of the principles and philosophies pursuant to which these individuals are now being compensated by the Company, and may appropriately be omitted from such summaries.

Policies and Procedures with Respect to Related Party Transactions, page 30

15.
Staff Comment – Please describe the audit committee’s policies for review, approval or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K.  See Item 404(b) of Regulation S-K.

Company Response

In future filings, we propose to expand the disclosure concerning the audit committee’s policies for review, approval or ratification of related party transactions substantially as follows:

“Our Audit Committee Charter requires that the Audit Committee review and approve all related-party transactions between the Company, on the one hand, and directors, officers, employees, consultants, and any of their family members, on the other hand.  In addition, our written Conflicts of Interest policy provides that no employee, officer or director may use or attempt to use his or her position at the Company to obtain any improper personal benefit for himself or herself, for his or her family, or for any other person.

In order to implement these requirements, the Company requires that prior to entering into any transaction with the Company a related party must advise Company management of the potential transaction.  Management will, in turn, provide to the Audit Committee a description of the material terms of the transaction, including the dollar amount, the nature of the related party’s direct or indirect interest in the transaction, and the benefits to be received by the Company from the transaction.  The Audit Committee may make such other investigations as it considers appropriate under the circumstances.  The Audit Committee will also consider whether the benefits of the proposed transaction could be obtained by the Company upon better terms from non-related parties, and whether the transaction is one that would be reportable by the Company in its public filings.  The Audit Committee will then make a determination as to whether the proposed transaction is in the best interests of the Company and should therefore be approved.”

We acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission, or any person under the federal securities laws of the United States.

Cadiz Inc. By: /s/ Timothy J. Shaheen Timothy J. Shaheen Chief Financial Officer